Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes	$555,920	$654,684	$82,563	$(33,507)	$(40,423)
Fixed charges, as shown below	50,227	42,979	49,349	47,845	55,640
Equity in income of investees	(1,201)	(2,850)	4,317	8,851	9,818
Minority Interest – Gas	(29,608)	(9,484)	—	—	—

Adjusted Earnings (Loss)	$575,338	$685,329	$136,229	$23,189	$25,035

Fixed charges:
Interest on indebtedness, expensed or capitalized	$35,818	$31,903	$40,180	$41,212	$51,495
Interest within rent expense	14,409	11,076	9,169	6,633	4,145

Total Fixed Charges	$50,227	$42,979	$49,349	$47,845	$55,640

Ratio of Earnings to Fixed Charges	11.45	15.95	2.76	—	—

(1)	The deficiency of earnings to cover fixed charges was $24,656 for the year period ended December 31, 2003.
(2)	The deficiency of earnings to cover fixed charges was $30,605 for the year period ended December 31, 2002.